Exhibit 99.2

VLA2001 Cov - Compare Topline Results October 18, 2021

Disclaimer Valneva - VLA2001 Cov - Compare Results October 18, 2021 2 This presentation does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, Valneva SE shares to any person in the USA or in any jurisdiction to whom or in which such offer or solicitation is unlawful . Valneva is a European company . Information distributed is subject to European disclosure requirements that are different from those of the United States . Financial statements and information may be prepared according to accounting standards which may not be comparable to those used generally by companies in the United States . This presentation includes only summary information provided as of the date of this presentation only and does not purport to be comprehensive . Any information in this presentation is purely indicative and subject to modification at any time without notice . Valneva does not warrant the completeness, accuracy or correctness of the information or opinions contained in this presentation . None of Valneva, or any of its affiliates, directors, officers, advisors and employees, is under any obligation to update such information or shall bear any liability for any loss arising from any use of this presentation . The information has not been subject to independent verification and is qualified in its entirety by the business, financial and other information that Valneva is required to publish in accordance with the rules, regulations and practices applicable in particular to companies listed on the regulated market of Euronext in Paris, including in particular the risk factors described in Valneva’s most recent universal registration document filed with the French Financial Markets Authority ( Autorité des Marchés Financiers , or AMF) on April 9 , 2021 , in Valneva's half year financial report published on August 10 , 2021 and the Form F - 1 filed with the U . S . Securities and Exchange Commission on May 5 , 2021 , as well as in any other periodic report and in any other press release, which are available free of charge on the websites of Valneva (www . valneva . com) and/or the AMF (www . amf - france . org) . Certain information and statements included in this presentation are not historical facts but are forward - looking statements, including statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, relating to regulatory approval of product candidates, and estimates for future performance . Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials . The forward - looking statements (a) are based on current beliefs, expectations and assumptions, including, without limitation, assumptions regarding present and future business strategies and the environment in which Valneva operates, and involve known and unknown risk, uncertainties and other factors, which may cause actual results, performance or achievements to be materially different from those expressed or implied by these forward - looking statements, (b) speak only as of the date this presentation is released, and (c) are for illustrative purposes only . Investors are cautioned that forward - looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Valneva .

Agen d a Valneva - VLA2001 Cov - Compare Results October 18, 2021 3 1 Introduction 2 VLA2001 Route to Licensure and Development Plan 3 Closing Remarks 4 Cov - Compare Trial and Topline Results

INTRODUCTION Valneva - VLA2001 Cov - Compare Results October 18, 2021 4

Valneva’s Response to the Global COVID - 19 Crisis Well - Known Inactivated Approach Based on Proven Technology VLA2001: • Inactivated, adjuvanted SARS - Cov 2 whole virus vaccine • Intended for active immunization of at - risk populations to prevent carriage and symptomatic infection with COVID - 19 during the ongoing pandemic and potentially later for routine vaccination, including addressing new variants Valneva - VLA2001 Cov - Compare Results October 18, 2021 5

Program acceleration enabled through use of Valneva’s FDA - registered facility in Scotland, where commercial manufacturing commenced January 2021 1 Combines Valneva’s proven expertise with inactivated vaccines and Dynavax’s advanced CpG 1018 adjuvant 2 2 Rolling submission to MHRA commenced in Aug. 2021; Phase 3 “Cov - Compare” results intended to form the basis for potential regulatory approval in adults 4 3 Phase 1/2 clinical trial results reported in April 2021 3 VLA2001 – The Only Inactivated Vaccine Against COVID - 19 in Clinical Development in Europe Note: Photo credit: CDC/Alissa Eckert, MSMI; Dan Higgins, MAM. 1 Valneva commences manufacturing of its Inactivated, Adjuvanted COVID - 19 vaccine, completes Phase 1/2 study recruitment . 2 Valneva and Dynavax announce commercial supply agreement for Inactivated, Adjuvanted COVID - 19 vaccine ; 3 Valneva Reports Positive Phase 1/2 Data for Its Inactivated, Adjuvanted COVID - 19 Vaccine Candidate, VLA2001 1 Valneva - VLA2001 Cov - Compare Results October 18, 2021 6

COV - COMPARE TRIAL AND TOPLINE RESULTS Valneva - VLA2001 Cov - Compare Results October 18, 2021 7

▪ Randomized, observer - blind, controlled, immunogenicity trial comparing VLA2001 to AstraZeneca’s conditionally approved vaccine, AZD1222 (ChAdOx1 - S) ▪ 2,972 participants 30 years of age and older randomized (2:1) received two doses of either VLA2001 (n=1977) or AZD1222 (ChAdOx1 - S) (n=995) at the recommended dose level, 28 days apart ▪ Primary objective: Compare VLA2001 to AZD1222 (ChAdOx1 - S) administered as above, to determine: 1. Superiority in terms of Geometric Mean Titer ratio of SARS - CoV - 2 - specific neutralizing antibodies at two weeks after the second vaccination (Day 43) in adults aged 30 years and older; and 2. Non - inferiority in terms of seroconversion rate and 3. Frequency and severity of any Adverse Events ▪ Also evaluating the safety and tolerability of VLA2001 in additional adults 18 - 29 years of age (n=1040), two weeks after the second vaccination Valneva - VLA2001 Cov - Compare Results October 18, 2021 8 About Phase 3 Cov - Compare Trial (VLA2001 - 301)

Safety and Tolerability Results - VLA2001 was Well Tolerated Valneva - VLA2001 Cov - Compare Results October 18, 2021 9 Primary Endpoint: Frequency and severity of any Adverse Events (AE) up to Day 43 post - vaccination Overall, 92.0% of participants reported any AE (92.6%, 88.7% and 98.1% in the VLA2001 Under 30 years, VLA2001 30 years and above, and AZD1222 (ChAdOx1 - S) groups, respectively). › After any vaccination, statistically significantly fewer participants experienced at least one solicited Injection Site Reaction: 73.2% in the VLA2001 (30 years +) group compared to 91.1% in the AZD1222 (ChAdOx1 - S) group (p≤ 0.0001). › After any vaccination, statistically significantly fewer participants experienced at least one solicited Systemic Reaction: 70.2% in the VLA2001 (30 years +) group compared to 91.1% in the AZD1222 (ChAdOx1 - S) group (p≤ 0.0001). › Statistically significantly fewer participants experienced any unsolicited AE (27.9% in the VLA2001 (30 years +) compared to 32.7% in the AZD1222 (ChAdOx1 - S) group) (p = 0.0075) - Rates of participants with unsolicited serious AEs (0.3% vs. 0.2%) or medically attended unsolicited AEs (7.2% vs. 6.5%) were comparable between the VLA2001 (30 years +) group and the AZD1222 (ChAdOx1 - S) group. - No related unsolicited serious AEs have been reported. › Majority of solicited and unsolicited AEs were mild and moderate.

VLA2001 - 301 – Preliminary Safety Conclusions VLA2001 was well tolerated across all tested age groups Participants in the younger age group vaccinated with VLA2001 showed an overall safety profile comparable to the older age group VLA2001’s tolerability profile was more favorable compared to the comparator vaccine AZD1222 (ChAdOx1 - S) in participants aged 30 years and above Valneva - VLA2001 Cov - Compare Results October 18, 2021 10

SARS-CoV-2 Neutralizing Antibody Levels (ND50)- IMM – VLA2001 Higher Than AZD1222 at Day 43



SARS-CoV-2 Neutralizing Antibodies (ND50)- IMM
900
800
700
600
500
400
300
200
100
0
GMT
VLA2001
AZD1222 (ChAdOx1-S)
Day 1
Day 43

IMM includes all **randomized and vaccinated participants of the IMM subset** for the primary endpoint evaluation, **who were SARS-CoV-2 seronegative and have at least one evaluable post-baseline antibody titer** measurement after vaccination. Participants who met the case definition of **confirmed COVID-19** during the study are not **included in the IMM**.

GMT: Geometric Mean Titre, CI: Confidence Interval:

Note: [1] p-value and CI calculated using a two-sided t-test applied to log10 transformed data.

A final assay validation required by the MHRA to verify the integrity of the VLA2001-301 data remains ongoing and is a prerequisite for final submission of the clinical study report.

Valneva - VLA2001 Cov-Compare Results

October 18, 2021 11

Immunogenicity Results – Primary Endpoint Met

SARS-CoV-2 Neutralizing Antibodies (ND50)- IMM – VLA2001 1.39 x AZD1222

Co-Primary Endpoint: Ratio of geometric mean titer (IMM population) of SARS-CoV-2-specific neutralizing antibodies, at two weeks after the second vaccination (i.e. Day 43) in adults aged 30 years and above.

Visit	Statistic	VLA2001 Age 30 and Above (N=492)	AZD1222 (ChAdOx1-S) (N=498)	Overall (N=990)
Day 1	n	492	498	990
	GMT (95% CI)	31.0 (31.00, 31.00)	31.0 (31.00, 31.00)	31.0 (31.00, 31.00)
	GMT Ratio (95% CI)			1.00 (1.00, 1.00)
	p-value [1]			NE
Day 43	n	492	493	985
	GMT (95% CI)	**803.5** (748.48, 862.59)	**576.6** (543.59, 611.66)	680.6 (649.40, 713.22)
	GMT Ratio (95% CI)			**1.39 (1.25, 1.56)**
	p-value [1]			**<.0001**

IMM includes all **randomized and vaccinated participants of the IMM subset** for the primary endpoint evaluation, **who were SARS-CoV-2 seronegative and have at least one evaluable post-baseline antibody titer** measurement after vaccination. Participants who met the case definition of **confirmed COVID-19** during the study are not **included in the IMM**.

GMT: Geometric Mean Titre, CI: Confidence Interval:
Note: [1] p-value and CI calculated using a two-sided t-test applied to log10 transformed data.

Immunogenicity Population, Table 14.3.1.1

Valneva - VLA2001 Cov-Compare Results

October 18, 2021 12

High Proportion of Participants With Seroconversion in Terms of Neutralizing Antibodies – PP Valneva - VLA2001 Cov - Compare Results October 18, 2021 13 + Per - Protocol Population, Table 14.3.2.1 Visit V L A 2001 (N=489) N(%) AZD1222 ( Ch A d Ox 1 - S) (N=498) N(%) Overall ( N = 9 87) N(%) Day 43 Number of patients with eligible samples at visit 456 449 905 Participants with seroconversion (≥ 4 - fold increase) n(%) 444 (97.4) 444 (98.9) 888 (98.1) 95% CI [1] (0.954,0.986) (0.974,0.996) (0.970,0.989) p - value [2] 0.0911 [1] Exact 95% Clopper - Pearson confidence interval for proportion. [2] P value or Two - sided CI is for the difference in proportions (VLA2001 - AZD122) of Participants with seroconversion at each particular visit. Co - primary Endpoint: Seroconversion (PP population) (defined as 4 - fold increase from baseline) of SARS - CoV - 2 - specific neutralizing antibodies, at two weeks after the second vaccination (i.e. Day 43) in adults aged 30 years and above. The Per - Protocol population (PP) will consist of the IMM population subjects who have no major protocol violations that impact the immune response.

VLA2001 - 301 Immunogenicity Conclusions – Endpoints Met Valneva - VLA2001 Cov - Compare Results October 18, 2021 14 ▪ The trial met its co - primary immunogenicity endpoints at two weeks after the second vaccination (i.e. Day 43) in adults aged 30 years and above › VLA2001 demonstrated superiority against AZD1222 (ChAdOx1 - S) in terms of geometric mean titer for neutralizing antibodies as measured by live virus microneutralization assay. (GMT ratio=1.39, p<0.0001) (VLA2001 GMT 803.5 (95% CI: 748.48, 862.59)) › VLA2001 demonstrated non - inferiority in terms of seroconversion rates (SCR above 95% in both treatment groups) ▪ At Day 43, 74.3% of a subset of study participants in the VLA2001 group had T - cells that were reactive against peptide pools spanning the full - length S - protein. ▪ In addition, in the VLA2001 group 45.9% had T - cells that were reactive against the N - protein and 20.3% against the M - protein.

Overall Clinical Data Conclusions All Endpoints Achieved Valneva - VLA2001 Cov - Compare Results October 18, 2021 15 ▪ The trial met its co - primary endpoints. VLA2001 demonstrated: › superiority against AZD1222 (ChAdOx1 - S), in terms of geometric mean titer for neutralization antibodies, as well as › non - inferiority in terms of seroconversion rates at two weeks after the second vaccination (i.e. Day 43) in adults aged 30 years and above. ▪ VLA2001 was generally well tolerated › The tolerability profile of VLA2001 was significantly more favorable compared to the active comparator vaccine. › Participants 30 years and above reported significantly fewer solicited adverse events up to seven days after vaccination , both with regards to injection site reactions , and systemic reactions › Participants in the younger age group vaccinated with VLA2001 showed an overall safety profile comparable to the older age group. ▪ The occurrence of COVID - 19 cases (exploratory endpoint) was similar between treatment groups in the participants 30 years and above. ▪ The complete absence of any severe COVID - 19 cases may suggest that both vaccines used in the study prevented severe COVID - 19 caused by the circulating variant(s) (predominantly Delta). ▪ T - cell responses analyzed in a sub - set of participants showed that VLA2001 induced broad antigen - specific IFN - gamma producing T - cells reactive against the S, N and M proteins.

VL A 20 0 1 ROUTE TO LICENSURE & DEVELOPMENT PLAN Valneva - VLA2001 Cov - Compare Results October 18, 2021 16

* Primary Adults VLA2001 - 301 ongoing Ongoing Ph1/2 VLA2001 - 201 • Extension for booster • N= 77 • Age 18 - 55 • 6 Months follow - up Ph3 VLA2001 - 301a • Adolescence • Primary vaccination • N= 660 • Age 12 - 17 Ph3 VLA2001 - 304 • Primary Elderly • Single Arm Open Label • N= 306 • Age 55+ Planned 2022 Ph3 VLA2001 - 301 • Pri m ary Adults N=4012* • Extension for booster n=400 • Age 18 - 55+ Ph3 VLA2001 - 321 • Pediatric • N = 2200 Age 2 - 11 • Dose finding age 2 - 5 • Full dose age 5+ Ph3 VLA2001 - 3XX • Booster study : N= 200 • Age 12 + • Threshold based and min . 6 months after primary or infection Valneva - VLA2001 Cov - Compare Results October 18, 2021 17 VLA2001 – SARS - CoV - 2 Clinical Development Plan

▪ Valneva to submit Cov - Compare data to UK Medicines and Healthcare products Regulatory Agency (MHRA) › Rolling submission with MHRA commenced in August 2021 1 › Final submission to MHRA anticipated for November › Potential initial approval expected by year - end ▪ Valneva plans to submit data package to the European Medicines Agency (EMA) › Pre - submission discussions with EMA ongoing › 306 elderly participants in the VLA2001 - 304 trial already enrolled 2 to collect additional data for the EMA package › Cov - Compare endpoints aligned with EMA Valneva - VLA2001 Cov - Compare Results October 18, 2021 18 VLA2001: Route to Licensure 1 Valneva Commences Rolling Submission to MHRA for its Inactivated, Adjuvanted COVID - 19 Vaccine ; 2 Valneva Completes Recruitment of Elderly Participants in Phase 3 Trial of its Inactivated COVID - 19 Vaccine

C L OSING R E MAR K S Valneva - VLA2001 Cov - Compare Results October 18, 2021 19

Thank you Merci Danke Tack